Matthew R. Pacey, P.C. To Call Writer Directly: (713) 835-3786 matt.pacey@kirkland.com	600 Travis Street Suite 3300 Houston, Texas 77002 (713) 835-3600 www.kirkland.com	Facsimile: (713) 835-3601

April 18, 2016

H. Roger Schwall

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	LinnCo, LLC
Amendment No. 1. to Registration Statement on Form S-4
Filed April 6, 2016
File No. 333-210331

Ladies and Gentlemen:

Set forth below are the responses of LinnCo, LLC (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 11, 2016 (the “Comment Letter”), with respect to Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-210331, filed with the Commission on April 6, 2016 (the “Registration Statement”).

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Amendment No. 2 includes revisions made in response to the comments of the Staff in the Comment Letter. For your convenience, we will hand deliver three full copies of Amendment No. 2, as well as three copies of Amendment No. 2 that are marked to show all changes made since the filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2, unless otherwise specified.

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Securities and Exchange Commission

April 18, 2016

Form S-4

General

1.	We note your response to prior comment 1, regarding applicability of the Rule 13e-3(g)(2) exception. Please describe in your response how LinnCo shareholders’ right to indirectly elect the board of directors of LINN Energy and LinnCo is to the same extent as holders of LINN Energy units. The ability of LinnCo shareholders to take these actions does not appear to inhere in the LinnCo shares themselves, but rather appears dependent on LinnCo’s independent determination to submit LINN Energy matters to a vote of LinnCo shareholders. Please also demonstrate how each LinnCo share issued in the exchange offer will have the same interest in LINN Energy as the tendered LINN Energy unit. In particular, please advise whether the LINN Energy units accepted in the exchange offer will remain outstanding and/or whether LINN Energy will issue a new unit to LinnCo in respect of each LinnCo share issued in the exchange offer.

RESPONSE: The Company acknowledges the Staff’s comments and respectfully reaffirms to the Staff that, as disclosed in the Registration Statement, LinnCo shareholders have substantively the same right to elect the directors of Linn Energy, LLC (“LINN Energy”) as LINN Energy unitholders, as well as the ability to indirectly influence the appointment of the Company’s board of directors (the “Board”) through the election of directors of LINN Energy.

As described in the Registration Statement, the Company was formed “for the purpose of enhancing LINN Energy’s ability to raise additional equity capital to execute on its acquisition and growth strategy by expanding LINN Energy’s investor base.”1 While LINN Energy is taxed as a partnership, the Company is taxed as a corporation to attract certain investors who might not otherwise invest in an entity taxed as a partnership. The purpose behind the formation of the Company was to enable such investors to invest indirectly in LINN Energy without certain tax-related obligations stemming from the ownership of the units representing limited liability company interests in LINN Energy (the “LINN Energy units”). Consequently, the Company’s operating agreement was drafted to mirror as closely as possible the rights and obligations of LINN Energy unitholders, while maintaining a separate existence of the Company and LINN Energy for tax purposes. In effect, the Company acts as a mechanism for the holders of its common shares representing limited liability company interests in the Company (the “common shares”) to participate in the governance of LINN Energy to the same extent as LINN Energy unitholders, without such holders becoming subject to the unrelated business taxable income and certain tax reporting requirements associated with ownership of the LINN Energy units.

[1]	See “Questions and Answers About the Offer—What is the relationship between LinnCo and LINN Energy?”

Securities and Exchange Commission

April 18, 2016

Pursuant to Section 11.8(e) of the Amended and Restated Limited Liability Company Agreement of LinnCo, LLC, dated October 17, 2012, as amended by that certain First Amendment to Amended and Restated Limited Liability Company Agreement of LinnCo, LLC, dated December 16, 2013 (the “LLC Agreement”), the Board is required to put to the vote of the holders of the common shares all matters put to a vote of the LINN Energy unitholders, including the election of LINN Energy directors.2 Accordingly, neither the Company nor the Board have any discretion to make an independent determination with respect to whether matters to be voted on by the LINN Energy unitholders will be submitted to the vote of the Company’s common shareholders and what materials in connection therewith would be provided to such holders.

Further, pursuant to Section 11.8(f) of the LLC Agreement, the Company is required, in its capacity as a LINN Energy unitholder, to vote or refrain from voting its LINN Energy units in the same manner as directed by the vote of the Company’s common shareholders.3 Consequently, the Company does not have any discretion to determine how it will vote its LINN Energy units on matters submitted to the vote of LINN Energy unitholders.

Additionally, pursuant to Section 11.13 of the LLC Agreement, the Company is required, in its capacity as a LINN Energy unitholder, to communicate to LINN Energy any nominations of persons for election to the LINN Energy board of directors or proposals of business to be

[2]	“Promptly after Linn Energy unitholders receive notice that such unitholders’ vote will be required in any election of directors or to approve a matter submitted to them, the Board of Directors [of LinnCo] shall call an annual or special meeting…for the purpose of submitting such election or other matter to a vote of the Common Shareholders and to provide to such Common Shareholders the information regarding such election or matter that was provided to Linn Energy unitholders, in addition to any recommendation of the Board of Directors [of LinnCo] regarding such vote.” See Section 11.8(e) of the LLC Agreement (emphasis added), filed as Exhibit 3.1 to the Current Report on Form 8-K, filed by the Company with the Commission on October 17, 2012.

[3]

“After expiration of the deadline for voting the Common Shares at such meeting, the Company, acting in its capacity as a Linn Energy unitholder, shall use its commercially reasonable efforts to vote (or refrain from voting) the Linn Units it holds in the same manner as the Common Shareholders have voted (or refrained from voting) their Common Shares on the election or other matter. By way of example, for each “No” vote submitted by a Common Shareholder with respect to Common Shares such Common Shareholder owns, the Company will submit one “No” vote to Linn Energy; for each “Yes,” vote with respect to Common Shares such Common Shareholder owns, the Company will submit one “Yes” vote; and for each Common Share that has not been voted, the Company will refrain from voting one of its Linn Units.” See Section 11.8(e) of the LLC Agreement (emphasis added).

Securities and Exchange Commission

April 18, 2016

considered by LINN Energy unitholders that are provided to the Company by any of its common shareholders.4 Accordingly, the Company functions as a pass-through mechanism that allows the Company’s common shareholders to participate in the governance of LINN Energy as indirect investors in LINN Energy.

Pursuant to the terms and conditions of the offer as set forth in Amendment No. 2, the Company will accept each LINN Energy unit properly tendered and not properly withdrawn in exchange for newly issued common shares. Pursuant to Section 5.1(b) of the LLC Agreement, the total number of the Company’s common shares that are issued by the Company and reflected as outstanding on the books and records of the Company will at all times equal the number of LINN Energy units held by the Company.5 Accordingly and as disclosed on page 31 of Amendment No. 2, the Company will retain each LINN Energy unit it accepts for exchange.6 Such LINN Energy units will remain outstanding and be held by the Company for all purposes, including for the purpose of voting such units on any future matters presented to a vote of LINN Energy unitholders. The exchange offer will not result in a decrease in the number of outstanding LINN Energy units. Instead, the exchange offer will merely cause the ownership of LINN Energy to shift from the direct ownership by the tendering LINN Energy unitholders to indirect ownership of LINN Energy by such holders through their ownership of the equivalent number of newly issued common shares of the Company.

For example, a LINN Energy unitholder (a “Participating Holder”) who tenders 100 LINN Energy units will receive 100 common shares in exchange for such LINN Energy units. Such Participating Holder will be entitled to vote (or refrain from voting) all of such common shares at any annual or special meeting called by the Board to consider matters presented to the vote of the LINN Energy unitholders. In turn, the Company will vote (or refrain from voting) its

[4]	“The Board of Directors shall cause the Company, in its capacity as a Linn Energy unitholder, to deliver to the Secretary of Linn Energy any nominations of persons for election to the Linn Energy board of directors or proposals of business to be considered by Linn Energy unitholders that are provided to the Company by any Common Shareholder, provided that such nomination or proposal is made in accordance with the provisions of the limited liability company agreement of Linn Energy, as may be amended, governing such nominations or proposals made by Linn unitholders, and provided, further that such nomination or proposal is provided to the Board of Directors at least three (3) Business Days prior to the deadline for providing notice of any such nomination or proposal pursuant to the limited liability company agreement of Linn Energy, as may be amended.” See Section 11.13 of the LLC Agreement (emphasis added).

[5]	“The total number of Common Shares that are issued by the Company and reflected as Outstanding on the books and records of the Company (including the Transfer Agent) shall at all times equal the number of Linn Units held by the Company.” See Section 5.1(b) of the LLC Agreement

[6]	See “The Offer—General.”

Securities and Exchange Commission

April 18, 2016

100 LINN Energy units in the same way as the Participating Holder voted (or refrained from voting) its 100 common shares. Accordingly, the exchange offer will not substantively affect the existing voting rights of the tendering holders of the LINN Energy units.

Questions and Answers About the Offer, page 1

What are the U.S. federal income tax consequences of receiving LinnCo shares in exchange for my LINN Energy units in the offer?, page 2

2.	We note you revised your disclosure from being “highly unlikely” that CODI will arise in the same month as the expiration date of the offer, to “not currently believe[ing]” that this will occur, but that it is “possible” that subsequent developments may give rise to CODI in the same month as the expiration date. Please clarify the likelihood of this scenario. In this regard, we note that under “Recent Developments” on page 16 you disclose that “recent developments suggest that future events may give rise to CODI, potentially in the same month as the expiration date.”

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 3, 13, 17 and 54 of Amendment No. 2 accordingly.

Background of the Offer, page 28

3.	We note your response to prior comment 6, regarding the presentations by Lazard. Disclosure states that Lazard was engaged specifically to review strategic and restructuring alternatives. The exchange offer appears designed to give LINN Energy unitholders the option of avoiding cancellation of debt income that might result directly from such strategic and restructuring alternatives. Therefore, please advise how you determined that the presentations are not materially related to the exchange offer. We do not believe that a presentation must directly address the exchange offer in order for it to be materially related to the exchange offer. We note that Item 4(b) of Form S-4, if applicable, would require only a summary of the material points of these oral presentations.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully submits to the Staff that Lazard did not present or provide information to the Board that was materially related to the exchange offer as contemplated by Item 1015(b) of Regulation M-A and that summaries of such presentation would not be applicable or necessary pursuant to the requirements of Item 4(b) of Form S-4.

Securities and Exchange Commission

April 18, 2016

As disclosed in Amendment No. 2, as a result of the ongoing downturn in commodity prices, in January 2016, the Company and LINN Energy boards of directors convened to consider LINN Energy’s financial performance and the corresponding performance of the Company and the current debt structure at LINN Energy. At such meeting, the LINN Energy board of directors discussed LINN Energy’s business, current and future operations in the current commodity price environment and liquidity concerns, including, among other things, imminent interest payments, compliance with financial covenants under LINN Energy’s debt agreements, the possibility of receiving a going concern qualification in the audit report from LINN Energy’s independent registered public accounting firm in connection with LINN Energy’s Annual Report on Form 10-K for the year ended December 31, 2015 and other potential defaults, which, absent a waiver, amendment or other agreement, would, following the expiration of applicable grace periods, constitute events of default under certain of LINN Energy’s debt agreements and would potentially result in the acceleration of LINN Energy’s outstanding indebtedness.

Lazard reviewed for the Company and LINN Energy boards of directors the timeline for key upcoming events, including interest payment dates, borrowing base redeterminations and covenant compliance dates under various debt instruments. In addition, Lazard provided preliminary observations with respect to various hypothetical strategic alternatives related to the Company’s and LINN Energy’s capital structure, including both in- and out-of-court restructuring transactions and asset and hedge monetizations. These transactions were discussed for illustrative purposes and did not represent proposals from any third party. Lazard also discussed with the LINN Energy board of directors the process for engaging and initiating discussions with key stakeholders and their respective advisors regarding non-disclosure agreements and waivers, amendments or agreements relating to certain of LINN Energy’s debt agreements and certain interest payments. At subsequent board meetings, as disclosed in Amendment No. 2, Lazard’s presentations were limited to updates regarding this process.

The Company respectfully submits that the presentations by Lazard are not materially related to the exchange offer because the content of such presentations was limited to hypothetical transactions, none of which are currently being pursued by LINN Energy, and procedural matters related to engaging in discussions with various key stakeholders. The Company believes that the addition of a summary regarding such hypothetical transactions would potentially be misleading to unitholders contemplating tendering their LINN Energy units as such hypothetical transactions are not being pursued by the LINN Energy. Rather, LINN Energy has been involved in continued negotiations with key stakeholders and their respective advisors regarding potential restructuring transactions. The status of such negotiations is more fully described in Amendment No. 2 under the captions “Summary—Recent Developments—Amendments to LINN Energy and Berry Credit Facilities” and “Summary—Recent Developments—Interest Payments on LINN Energy and Berry Senior Notes.” The Company believes that it is these negotiations and the ultimate result of such negotiations that are material

Securities and Exchange Commission

April 18, 2016

to unitholders in determining whether to participate in the exchange offer. As discussed above and as disclosed more fully in Amendment No. 2, the Company believes that it has provided sufficient disclosure regarding the result of such discussions to properly inform LINN Energy unitholders, who may consider tendering their LINN Energy units in the exchange offer.

In addition, the Company has modified its disclosure on page 32 of Amendment No. 2 to further clarify Lazard’s participation at the meeting of the Company and LINN Energy boards of directors in January 2016, which related only to such hypothetical transactions as described above, and at subsequent meetings, as disclosed in Amendment No. 2, during which Lazard provided updates regarding such discussions with key stakeholders as described above. The Company also revised its disclosure on page 32 to reflect the status of such discussions.

Material U.S. Federal Income Tax Consequences, page 48

4.	In response to comment 8, we note that you have filed as Exhibit 8.1 a short-form opinion of counsel that provides that the discussion in this section constitutes the opinion of counsel. However, in the first paragraph of this section you disclose that “[n]o formal tax opinion is being provided by counsel in connection with the offer.” The Exhibit 8 short-form opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel and that disclosure must clearly identify and articulate the opinion being rendered. See Section III.B.2 of Staff Legal Bulletin No. 19 (October 14, 2011), available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 51 of Amendment No. 2 accordingly.

Partnership Status of LINN Energy and Tax Consequences of Unit Ownership, page 49

5.	We note your disclosure that the IRS “could potentially” assert that the exchange offer should not be respected under various legal theories and that if such challenge was successful, an exchanging LINN Energy unitholder could be allocated CODI upon a subsequent strategic transaction involving LINN Energy. You further disclose that “while not free from doubt, Linn Energy and LinnCo do not believe that such challenges would be proper, but no assurance can be made.” It appears from this that your tax counsel has significant doubt about the tax consequences of the exchange offer such that it cannot give a “will” opinion. As such, please explain:

Securities and Exchange Commission

April 18, 2016

•	The various legal theories that the IRS could potentially assert to challenge the tax treatment of the exchange offer; and

•	The degree of uncertainty espoused by “[w]hile not free from doubt,” we “do not believe” an IRS challenge would be proper but “no assurance can be made.” For example, is an IRS challenge to the tax treatment of the exchange offer possible but highly unlikely, or more likely than not.

For more guidance see Section III.C.4 and FN44-45 thereof of Staff Legal Bulletin No. 19 (October 14, 2011), available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 51, 52 and 53 of Amendment No. 2 accordingly. As discussed in Amendment No. 2, the Internal Revenue Service (the “IRS”) could potentially assert that the exchange should not be respected for purposes of allocating CODI. Specifically, the IRS could attempt to assert that the exchange of LINN Energy units for the Company shares lacks economic substance or constitutes a meaningless gesture because such exchange was executed at a time when both the LINN Energy units and the Company shares had minimal value, and that, as a result, the sole purpose was to improperly allow unitholders to avoid CODI. Counsel cannot provide a “will”-level opinion with respect to whether the exchange offer will be respected by the IRS for purposes of allocating CODI. Because there is no authority dealing directly with the facts and circumstances presented by the exchange offer, and the economic substance and meaningless gesture theories are highly fact-specific doctrines, in the opinion of counsel, the IRS would be highly unlikely to assert such an argument and, if the IRS did assert such an argument, counsel believes such argument would be highly unlikely to succeed. Counsel believes the much stronger view is that the exchange has economic substance and does not constitute a meaningless gesture because the final terms and resolution of any subsequent restructuring of LINN Energy and the Company is unknown. LINN Energy unitholders have the option to sell their units in the market rather than participating in the exchange, which further demonstrates that such unitholders’ voluntary decision to continue their economic interest in LINN Energy (through the Company) has economic substance.

*        *        *         *

In addition, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at (713) 835-3600.

Sincerely,

By:	/s/ Matthew R. Pacey
Matthew R. Pacey, P.C. Kirkland & Ellis LLP

cc:	Candice J. Wells
Senior Vice President, General Counsel and Corporate Secretary
LinnCo, LLC